EXHIBIT 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1.	Registration Statement Form F-10 No. 333-261515 of Field Trip Health Ltd.
2.	Registration Statement Form S-8 No. 333-260071 of Field Trip Health Ltd.

and to the use, of our report dated June 29, 2022, with respect to the consolidated financial statements of Field Trip Health Ltd. included in this Annual Report on Form 40-F for the year ended March 31, 2022.

/s/ Ernst & Young LLP

Chartered Professional Accountants,

Licensed Public Accountants

Toronto, Canada

June 29, 2022